Return Enhanced Notes ("REN")
Linked to the Common Stock of Apple Inc.

Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-178081
April 25, 2013

HYPOTHETICAL RETURN



The Underlying Shares
The Securities
$1,433.20 Maximum Payment at Maturity
$1,000 Stated Principal Amount
Payment at Maturity on the Securities
Underlying Share Return

The securities are designed for investors who seek a return of twice the appreciation of the common stock of Apple Inc. (the "Underlying Shares") over the term of the securities, up to a Maximum Total Return on the securities of 43.32% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Underlying Shares decline, be willing to lose some or all of their principal.

Senior unsecured obligations of Morgan Stanley maturing May 14, 2014. All payments on the securities are subject to the credit risk of Morgan Stanley.

The securities are expected to price on April 26, 2013 and are expected to settle on May 1, 2013.

Fees and Commissions:
J.P. Morgan Securities LLC, acting as dealer, will receive from Morgan Stanley & Co. LLC, the agent, a fixed sales commission of 1% for each security it sells. In addition, JPMorgan Chase Bank, N.A. will purchase securities from Morgan Stanley & Co. LLC for sales to certain fiduciary accounts at a purchase price to such accounts of 99% of the stated principal amount per security and will forgo any sales commission with respect to such sales.

HYPOTHETICAL PAYMENTS AT MATURITY Assuming an Initial Share Price of $400

Ending Share Price	Underlying Share Return	Payment on Securities (per $1,000)	Total Return on Securities
$720.00	80.00%	$1,433.20	43.32%
$600.00	50.00%	$1,433.20	43.32%
$520.00	30.00%	$1,433.20	43.32%
$500.00	25.00%	$1,433.20	43.32%
$486.64	21.66%	$1,433.20	43.32%
$480.00	20.00%	$1,400.00	40.00%
$440.00	10.00%	$1,200.00	20.00%
$420.00	5.00%	$1,100.00	10.00%
$400.00	**0.00%**	**$1,000.00**	**0.00%**
$360.00	-10.00%	$900.00	-10.00%
$320.00	-20.00%	$800.00	-20.00%
$280.00	-30.00%	$700.00	-30.00%
$240.00	-40.00%	$600.00	-40.00%
$200.00	-50.00%	$500.00	-50.00%
$0	-100.00%	$0	-100.00%

KEY TERMS

Issuer	Morgan Stanley
Underlying Shares	Shares of Apple Inc. common stock
Upside Leverage Factor	2
Payment at Maturity	If the Ending Share Price is greater than the Initial Share Price, a return equal to the Underlying Share Return multiplied by 2, subject to the Maximum Total Return on the securities of 43.32%. The Payment at Maturity will be calculated as follows, subject to the Maximum Total Return: *$1,000 + [$1,000 x (Underlying Share Return x 2)]* If the Ending Share Price is equal to the Initial Share Price, $1,000 per $1,000 principal amount security. If the Ending Share Price declines from the Initial Share Price, you will lose 1% of the principal amount of your securities for every 1% that the Underlying Shares decline below their Initial Share Price. The Payment at Maturity will be calculated as follows: *$1,000 + ($1,000 x Underlying Share Return)* **Your investment will be fully exposed to any decline in the Underlying Shares over the term of the securities.**
Maximum Total Return	43.32%
Underlying Share Return	The performance of the Underlying Shares, from the Initial Share Price to the Ending Share Price, calculated as follows: *(Ending Share Price – Initial Share Price) / Initial Share Price*
Underlying Share Closing Price	On any day, the Share Closing Price for the Underlying Shares *times* the Adjustment Factor on such day
Initial Share Price	The Underlying Share Closing Price on the Pricing Date
Ending Share Price	The arithmetic average of the Underlying Share Closing Prices on each of the five Averaging Dates
Adjustment Factor	1.0, subject to adjustment in the event of certain corporate events affecting the Underlying Shares. See "Additional Terms Specific to the Securities–Antidilution Adjustments" in the accompanying preliminary terms.
Averaging Dates	May 5, 2014, May 6, 2014, May 7, 2014, May 8, 2014, and May 9, 2014
Maturity Date	May 14, 2014
Listing	The securities will not be listed on any securities exchange
CUSIP / ISIN	61761JGE3 / US61761JGE38

KEY RISKS / CONSIDERATIONS

- The securities do not guarantee any return of principal and do not pay any interest. You may lose some or all of your investment.
- Any payments on the securities are subject to issuer credit risk.
- The investor does not own the Underlying Shares and does not receive dividends or other distributions or have any other rights that holders of the Underlying Shares would have.
- Your maximum gain on the securities is limited to the Maximum Total Return on the securities, regardless of any further appreciation of the Underlying Shares, which may be significant.
- If the Underlying Shares decline below the Initial Share Price, you will lose 1% for every 1% decline.
- There may be no secondary market. Securities should be considered a hold until maturity product.
- Additional risk factors can be found in the accompanying preliminary terms and the following pages of this document.

Morgan Stanley

The hypothetical returns set forth above are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the securities.

You should read this document together with the accompanying preliminary terms describing the offering, including the overview of the Underlying Shares and their historical performance, before you decide to invest.

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Return Enhanced Notes ("REN")
Linked to the Common Stock of Apple Inc.

Risk Factors

YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS -- The securities do not guarantee any return of principal. The return on the securities at maturity is linked to the performance of the Underlying Shares and will depend on whether, and the extent to which, the Underlying Share Return is positive or negative.
The securities are linked to a single stock. Your investment will be fully exposed to any decline in the Ending Share Price as compared to the Initial
Share Price. There is no minimum payment at maturity on the securities and, accordingly, you could lose your entire initial investment in the securities.

YOUR MAXIMUM GAIN ON THE SECURITIES IS LIMITED TO THE MAXIMUM TOTAL RETURN -- If
the Ending Share Price is greater than the Initial Share Price, for each $1,000 principal amount security, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return of 43.32% on the stated principal amount, regardless of the appreciation in the Underlying
Shares, which may be significant.

THE SECURITIES DO NOT PAY INTEREST -- Unlike ordinary debt securities, the securities do not pay interest and do not guarantee any return of principal at maturity.

NO SHAREHOLDER RIGHTS -- Investing in the securities is not equivalent to investing in the Underlying Shares. As an investor in the securities, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the Underlying Shares.

THE SECURITIES ARE SUBJECT TO THE CREDIT RISK OF MORGAN STANLEY, AND ANY ACTUAL
OR ANTICIPATED CHANGES TO ITS CREDIT RATINGS OR CREDIT SPREADS MAY ADVERSELY
AFFECT THE MARKET VALUE OF THE SECURITIES -- You are dependent on Morgan
Stanley's ability to pay all amounts due on the securities, and therefore you are subject to the credit risk of Morgan Stanley. If Morgan Stanley defaults on its obligations under the securities, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the securities prior to maturity will be affected by changes in the market's view of
Morgan Stanley's creditworthiness. Any actual or anticipated decline in Morgan
Stanley's credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the securities.

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES -- The
value of the securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

[]   the price of the Underlying Shares on any day;

[]   the expected volatility (frequency and magnitude of changes in price) of the Underlying Shares;

[]   the time to maturity of the securities;

[]   the dividend rate of the Underlying Shares;

[]   interest and yield rates in the market generally;

[]   geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the Underlying Shares or stock markets generally and which may affect Apple Inc. and the price of the
     Underlying Shares;

[]   the occurrence of certain events affecting the Underlying Shares that may or may not require an adjustment to the adjustment factor; and

[]   our creditworthiness, including actual or anticipated changes in our credit ratings or credit spreads.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE
SECURITIES PRIOR TO MATURITY -- While the payment at maturity described in these preliminary terms is based on the full stated principal amount of your securities, the original issue price of the securities includes the agents'
commissions and the cost of hedging our obligations under the securities through one or more of our affiliates. The cost of hedging includes projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions. As a result, the price, if any, at which affiliates of Morgan Stanley, will be willing to purchase securities from you in secondary market transactions, if at all, will likely be significantly lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. Secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

LACK OF LIQUIDITY -- The securities will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the securities. MS and Co. may, but is not obligated to, make a market in the securities. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which MS and Co. is willing to transact. If, at any time, MS and Co. were not to make a market in the securities, it is likely that there would be no secondary market for the securities. Accordingly, you should be willing to hold your securities to maturity.

POTENTIAL CONFLICTS -- We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.
Some of our subsidiaries also trade the Underlying Shares and other financial instruments related to the Underlying Shares on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the pricing date could potentially affect the price of the Underlying Shares. We will not have any obligation to consider your interests as a holder of the securities in taking any corporate action that might affect the price of the Underlying Shares and the value of the securities.

THE ANTIDILUTION ADJUSTMENTS TO THE ADJUSTMENT FACTOR THE CALCULATION AGENT IS
REQUIRED TO MAKE DO NOT COVER EVERY CORPORATE EVENT THAT COULD AFFECT THE
UNDERLYING SHARES -- MS and Co., as calculation agent, will adjust the amount payable at maturity for certain events affecting the Underlying Shares, such as stock splits and stock dividends, and certain other corporate actions involving
Apple Inc., such as mergers. However, the calculation agent will not make an adjustment for every corporate event that could affect the Underlying Shares.
For example, the calculation agent is not required to make any adjustments if
Apple Inc. offers common stock for cash or in connection with acquisitions. If an event occurs that does not require the calculation agent to adjust the adjustment factor, the market price of the securities may be materially and adversely affected.

MORGAN STANLEY MAY ENGAGE IN BUSINESS WITH OR INVOLVING APPLE INC. WITHOUT
REGARD TO YOUR INTERESTS -- We or our affiliates may presently or from time to time engage in business with Apple Inc. without regard to your interests, including extending loans to, or making equity investments in, Apple Inc. or its affiliates or subsidiaries or providing advisory services to Apple Inc., such as merger and acquisition advisory services. In the course of our business, we or our affiliates may acquire non-public information about Apple Inc. Neither we nor any of our affiliates undertakes to disclose any such information to you. In addition, we or our affiliates from time to time have published and in the future may publish research reports with respect to Apple Inc. These research reports may or may not recommend that investors buy or hold the Underlying
Shares.

THE SECURITIES MAY COME TO BE BASED ON THE SHARE CLOSING PRICES OF THE COMMON
STOCKS OF COMPANIES OTHER THAN APPLE INC. -- Following certain corporate events relating to the Underlying Shares, such as a stock-for-stock merger where Apple
Inc. is not the surviving entity, the amount payable at maturity will be determined by reference to the value of exchange property which may include cash or shares of common stock of a corporation other than Apple Inc. We describe the specific corporate events that can lead to these adjustments in "Additional
Terms Specific to the Securities --Antidilution Adjustments" below. The occurrence of such corporate events and the consequent adjustments may materially and adversely affect the market price of the securities.

THE OFFERING OF THE SECURITIES MAY BE TERMINATED BEFORE THE PRICING DATE -- If
we determine prior to pricing that it is not reasonable to treat your purchase and ownership of the securities as an "open transaction" for U.S. federal income tax purposes, the offering of the securities will be terminated.

UNITED STATES FEDERAL TAX CONSEQUENCES -- Please read the discussion of United
States federal tax consequences, and any related risk factors, in the preliminary terms describing the terms of the securities.

You can review a graph setting forth the historical performance of the
Underlying Shares in the preliminary terms describing the terms of the securities. You cannot predict the future performance of the Underlying Shares based on their historical performances. We cannot guarantee that the Ending
Share Price will be greater than the Initial Share Price so that you will receive a payment at maturity in excess of $1,000, or that you will not lose some or all of your investment.

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Return Enhanced Notes ("REN")
Linked to the Common Stock of Apple Inc.

Important Information

The issuer has filed a registration statement (including a prospectus) with the
SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the
SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

The information provided herein was prepared by sales, trading, or other non-research personnel of one of the following: Morgan Stanley and Co. LLC,
Morgan Stanley and Co. International PLC, Morgan Stanley MUFG Securities Co.,
Ltd, Morgan Stanley Capital Group Inc. and/or Morgan Stanley Asia Limited
(together with their affiliates, hereinafter "Morgan Stanley"), but is not a product of Morgan Stanley's Equity Research or Fixed Income Research
Departments. This communication is a marketing communication and is not a research report, though it may refer to a Morgan Stanley research report or the views of a Morgan Stanley research analyst. We are not commenting on the fundamentals of any companies mentioned. Unless indicated, all views expressed herein are the views of the author's and may differ from or conflict with those of the Morgan Stanley Equity Research or Fixed Income Research Departments or
others in the Firm.

Morgan Stanley is not acting as a municipal advisor and the opinions or views contained herein are not intended to be, and do not constitute, advice, including within the meaning of Section 975 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

This material is not (and should not be construed to be) investment advice (as defined under ERISA or similar concepts under applicable law) from Morgan
Stanley with respect to an employee benefit plan or to any person acting as a
Fiduciary for an employee benefit plan, or as a primary basis for any particular plan investment decision. These materials have been based upon information generally available to the public from sources believed to be reliable. No representation is given with respect to their accuracy or completeness, and they may change without notice. Morgan Stanley on its own behalf and on behalf of its affiliates disclaims any and all liability relating to these materials, including, without limitation, any express or implied representations or warranties for statements or errors contained in, or omissions from, these materials. Morgan Stanley and others associated with it may make markets or specialize in, have or may in the future enter into principal or proprietary positions (long or short) in and effect transactions in securities of companies or trading strategies mentioned or described herein and may also perform or seek to perform investment banking, brokerage or other services for those companies and may enter into transactions with them. We may at any time modify or liquidate all or a portion of such positions and we are under no obligation to contact you to disclose any such intention to modify or liquidate or any such modification or liquidation. Morgan Stanley acts as "prime broker" and lender for a number of hedge funds. As a result, Morgan Stanley may indirectly benefit from increases in investments in hedge funds. Unless stated otherwise, the material contained herein has not been based on a consideration of any individual client circumstances and as such should not be considered to be a personal recommendation. We remind investors that these investments are subject to market risk and will fluctuate in value. The investments discussed or recommended in this communication may be unsuitable for investors depending upon their specific investment objectives and financial position. Where an investment is denominated in a currency other than the investor's currency, changes in rates of exchange may have an adverse effect on the value, price of, or income derived from the investment. The performance data quoted represents past performance. Past performance is not indicative of future returns. No representation or warranty is made that any returns indicated will be achieved.
Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. Transaction costs (such as commissions) are not included in the calculation of returns. Changes to the assumptions may have a material impact on any returns detailed. Potential investors should be aware that certain legal, accounting and tax restrictions, margin requirements, commissions and other transaction costs and changes to the assumptions set forth herein may significantly affect the economic consequences of the transactions discussed herein. The information and analyses contained herein are not intended as tax, legal or investment advice and may not be suitable for your specific circumstances. By submitting this communication to you, Morgan Stanley is not advising you to take any particular action based on the information, opinions or views contained herein, and acceptance of such document will be deemed by you acceptance of these conclusions. You should consult with your own municipal, financial, accounting and legal advisors regarding the information, opinions or views contained in this communication.

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